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                              FOR IMMEDIATE RELEASE


Sociedad Quimica y Minera de Chile S.A. Launches Offering of Notes due 2016

Santiago, Chile, March 29, 2006--Sociedad Quimica y Minera de Chile S.A. (NYSE:
SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) announced today that it intends, subject to market and other customary conditions, to make an offering of up to US$200,000,000 in aggregate principal amount of notes due 2016.

The net proceeds of the offering will be used to refinance existing indebtedness at maturity in September 2006.

The notes will not be and have not been registered under the Securities Act, or any state securities laws, and will not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.